(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

June 30, 2018

 (Unaudited – in U.S. Dollars)

Notice to Reader:

These condensed interim consolidated financial statements have not been reviewed by the Company’s independent auditor. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	June 30, 2018	December 31, 2017	January 1, 2017
			(Restated - Note 2(c))	(Restated - Note 2(c))
Assets
Current assets:
Cash		$87	$1,575	$6,665
Other receivable		2	3	3
Marketable securities	3	339	286	132
Prepaid		28	28	47
		456	1,892	6,847
Non-current assets:
Mineral properties	4	32,430	31,295	27,597
Reclamation bonds		60	60	70
		32,490	31,355	27,667
Total Assets		$32,946	$33,247	$34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$151	$130	$111
Related party loan	7 (c)	229	-	-
Loan payable	5	585	571	540
Convertible notes		-	-	540
		965	701	1,191
Non-current liability
Derivative liability - warrants		339	587	938
		339	587	938
Total Liabilities		1,304	1,288	2,129
Shareholders' Equity
Share capital		100,729	100,729	100,051
Share-based payment reserve		18,729	18,729	18,560
Deficit	2 (C)	(87,816)	(87,499)	(86,226)
		31,642	31,959	32,385
Total Liabilities and Shareholders' Equity		$32,946	$33,247	$34,514

See the accompanying notes to the condensed interim consolidated financial statements.

Nature of Operations and Going Concern – Note 1

Approved on behalf of the Board of Directors on August 9, 2018:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
		(Restated-		(Restated- Note
		Note 2(c))		2(c))
General administrative expenses
Administrative and general	$79	$77	$138	$108
Investor relations and communications	15	42	71	75
Personnel costs	118	103	236	228
Professional fees	35	24	68	52
Share-based payments	-	169	-	169
Transfer agent and regulatory fees	4	10	27	44
Travel and promotion	8	33	37	56
	(259)	(458)	(577)	(732)

Fair value gain on derivative liability	74	326	247	282
Foreign exchange gain	8	31	2	7
Loss on settlement of convertible notes	-	-	-	(222)
Interest and other	(6)	(1)	(42)	(13)
Unrealized gain on marketable securities	23	8	53	23
	99	364	260	77
Loss and comprehensive loss for the period	(160)	(94)	(317)	(655)
Loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding	200,969,314	200,969,314	200,969,314	197,907,146

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

	Six months ended June 30,
	2018	2017
		(Restated - Note 2(c))
Operating activities
Net loss for the period	$(317)	$(655)
Items not involving cash:
Fair value gain on derivative liability	(247)	(282)
Foreign exchange gain	(2)	(7)
Interest expense	16	20
Loss on settlement of convertible notes	-	222
Share-based payments	-	169
	(550)	(533)
Changes in non-cash working capital
Other receivable	1	(4)
Prepaid and other	-	19
Accounts payable and accrued liabilities	(18)	4
Cash used in operating activities	(567)	(514)

Financing activities
Promissory note	228	-
Cash provided by financing activities	228	-

Investing activities
Expenditures on mineral properties	(1,132)	(2,892)
Proceeds from option agreement	-	1,566
Reclamation bonds	-	11
Cash used by in investing activities	(1,132)	(1,315)
Effect of foreign exchange on cash	(17)	(166)
Decrease in cash	(1,488)	(1,995)
Cash, beginning of period	1,575	6,665
Cash, end of period	$87	$4,670
Supplemental cash flow information
Exploration expenditures included in accounts payable	$66	$447
Interest paid in cash	$-	$53
Shares issued for interest	$-	$80

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based
	Number of Shares	Amounts	payment reserve	Deficit	Total
Balance, December 31, 2016	193,479,416	$100,051	$18,560	$(86,226)	$32,385
Shares issued to settle convertible notes	7,489,898	678	-	-	678
Share-based payments	-	-	169	-	169
Net loss for the period	-	-	-	(655)	(655)
Balance, June 30, 2017	200,969,314	$100,729	$18,729	$(86,881)	$32,577

Balance, December 31, 2017	200,969,314	$100,729	$18,729	$(87,499)	$31,959
Net loss for the period	-	-	-	(317)	(317)
Balance, June 30, 2018	200,969,314	$100,729	$18,729	$(87,816)	$31,642

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a copper exploration company with mineral properties in Nevada and Alaska, United States. The primary office of the Company is located at 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada, V6E 3T5.

These condensed interim consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2018, the Company had working capital deficiency of $0.51 million. The Company has no source of revenue or cash flow and has significant cash requirements to meet its administrative overhead requirements, settle its liabilities in the normal course and meet its mineral property options payments. The Company has renegotiated the terms of certain mineral property option agreements to reduce or defer the required payments. Additionally, the Company is working to raise funds by way of equity financing or joint venture arrangement. While the Company has been successful in doing so in the past, there can be no assurance it will be able to do the same in the future. These conditions cast substantial doubt on the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. Such adjustments could be material.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies and critical accounting estimates applied in these financial statements are the same as those applied in the Company’s annual consolidated financial statements, except for the adoption of IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

b.	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

c.	Accounting Policy Change – Adoption Impact

The Company adopted the provisions of IFRS 9 effective January 1, 2018 on a full retrospective basis.

The Company has elected to measure its equity instruments at fair value through profit and loss (“FVTPL”) instead of through other comprehensive income (loss) (“OCI”). As a result, amounts previously included in OCI has been reclassified to deficit as of January 1, 2017, and any subsequent changes in OCI during fiscal 2017 have been reversed and reflected as a component of net income (loss) for the period.

On adoption of IFRS 9 there were no other changes to the measurement of the Company’s financial assets or financial liabilities. The Company has designated its financial assets and financial liabilities as follows:

•	“Cash” is classified as financial assets at amortized cost;
•	“Marketable securities” are classified as FVTPL;
•	“Accounts payable and accrued liabilities”, “Loan payable” and “Derivative liabilities – warrants” are classified as financial liabilities at amortized cost.

The Company’s accounts payable and loans payable approximate fair value due to their short term nature.

The Company’s marketable securities and derivative warrants are measured at fair value on a recurring basis.

The marketable securities are a Level 1 fair value measurement, the derivative warrants are a Level 2 fair value measurement.

3.	MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. (“Grande Portage”) with a market value of $339,340 (December 31, 2017 - $286,502).

During the six months ended June 30, 2018, a $52,838 gain was recognized in the profit and loss, following the adoption of IFRS 9 (see Note 2(c)).

4.	MINERAL PROPERTIES

The Company defers acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration.

As of June 30, 2018, total mineral property maintenance and exploration costs are listed in the table below:

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Total
Balance, December 31, 2017	$ 17,888	$ 10,572	$ 320	$ 1,004	$ 1,511	$ 31,295
Property maintenance	-	-	592	-	-	592
Geological & mapping	58	44	-	-	10	112
Geophysical & survey	6	1	-	-	12	19
Environmental	-	81	-	-	6	87
Salary	100	92	-	-	15	207
Other	-	7	-	-	25	32
Technical consultant	74	12	-	-	-	86
	238	237	592	-	68	1,135
Balance, June 30, 2018	$ 18,126	$ 10,809	$ 912	$ 1,004	$ 1,579	$ 32,430

a)	Copper properties in Nevada

The Company has a 100% interest in the MacArthur and Yerington properties, and has an option to earn a 100% interest in the Bear Deposit and Wassuk properties. These properties are held by the Company’s wholly owned subsidiary Singatese Peak Services, LLC (“SPS”).

MacArthur and Yerington

The MacArthur property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

The Yerington property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

Bear Deposit

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.08 million in cash payments over 11 years ($4.31 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

•	$688,000 due in 2018 ($588,000 paid);
•	$238,000 due in 2019;
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022 respectively, and
•	$51,000 due in 2023.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Wassuk

The Company has an option to earn an interest in certain unpatented mining claims in Yerington, amended, over ten years and is required to make $1.51 million in cash payments ($0.85 million paid) with balances due on each anniversary from 2018 through 2020 in an amount of $50,000, $55,000, $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

b)	Groundhog property in Alaska

On April 25, 2017, the Company signed a lease agreement with Chuchuna Minerals Company to earn a 90% interest in the Groundhog property located in Alaska. The Company is required to spend a minimum of $1.0 million in the first year and minimum $0.5 million in each of the following four years; any excess expenditures in any year are permitted to be carried forward. The Company spent $1.5 million in 2017 of which $0.5 million is carried forward to 2018 to meet the required minimum expenditures in 2018.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears an annual interest of 5%, compound daily, and is due 180 following the termination date, September 11, 2017, of the option agreement with Freeport Nevada. On February 28, 2018, the Company extended the repayment to September 6, 2018 and paid a $28,816 extension fee.

6.	WARRANTS AND STOCK OPTIONS

a)	Share purchase warrants

On January 2, 2018, 5.721 million warrants exercisable at CAD$0.16 expired unexercised.

As of June 30, 2018, the Company had 29.81 million and 19 million warrants exercisable at $0.15 and $0.16 expiring on September 13, 2018 and October 3, 2019, respectively.

b)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

No stock options were granted during the six months ended June 30, 2018 and 2017.

As of June 30, 2018, 16,050,000 stock options were outstanding of which 15,850,000 were exercisable, at a weighted average exercise price of CAD$0.11 with an average remaining contract life of 2.13 years.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

		Number of Options Outstanding
Expiry Date	Exercise Price (CAD$)	June 30, 2018	December 31, 2017
September 19, 2018	0.16	3,760,000	3,760,000
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,995,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
		16,050,000	16,050,000

7.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. Dollars)	2018	2017	2018	2017
Salaries	$109	$106	$218	$212
Directors' fees	9	9	18	18
Share-based payments	-	114	-	114
	$118	$229	$236	$344

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the six months ended June 30, 2018, the Company paid $60,428 (CAD$78,000) to Manex for its Vancouver office space and general office services.

c)

On June 13, 2018, the CEO of the Company, Mr. Thomas Patton, advanced CAD$300,000 loan to the Company for its operating expenses. The loan is unsecured, bears an interest rate of 10% per annum due December 13, 2018.

Subsequent to the period end, Mr. Patton advanced an additional CAD$100,000 to the Company under the same terms as the previous loan.

8.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of June 30, 2018, all the Company’s significant non-current assets are located in the United States.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2018
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

9.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company’s approach to capital management, the financial instrument risks or management’s approach to those risks during the period ended June 30, 2018. Please see Note 1 for more details.

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